EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Years Ended December 31
	CIT	Predecessor CIT
	2010	2009	2008	2007	2006
Earnings:
Net income (loss) available (attributable) to common shareholders	$516.8	$(3.8)	$(2,864.2)	$(111.0)	$1,015.8
Net (income) loss from discontinued operation	–	–	2,166.4	873.0	(120.3)
Provision (benefit) for income taxes - continuing operations	246.9	(132.1)	(444.4)	300.9	280.8

Earnings (loss) from continuing operations, before provision for income taxes	763.7	(135.9)	(1,142.2)	1,062.9	1,176.3

Fixed Charges:
Interest and debt expenses on indebtedness	$3,076.7	$2,659.4	$3,139.1	$3,411.9	$2,518.4

Minority interest in subsidiary trust holding solely debentures of the company, before tax	–	–	–	5.1	17.4
Interest factor: one-third of rentals on real and personal properties	23.1	17.6	18.9	18.5	17.1

Total Fixed Charges:	3,099.8	2,677.0	3,158.0	3,435.5	2,552.9

Total earnings before provision for income taxes and fixed charges	$3,863.5	$2,541.1	$2,015.8	$4,498.4	$3,729.2

Ratios of earnings to fixed charges	1.25x	(1)	(1)	1.31x	1.46x

(1) Earnings were insufficient to cover fixed charges by $135.9 million and $1,142.2 million for the twelve months ended December 31, 2009 and December 31, 2008.